UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
PERFORMANCE SHARING PLAN
FOR PUERTO RICO EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements

Year ended December 31, 2007

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Performance Sharing Plan
for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees (the Plan) as of December 31, 2007 and 2006, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2007, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, and the net assets of the Master Trust at December 31, 2007 and 2006, and the changes in its net assets and trust balances for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

Washington, DC
June 20, 2008

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Statements of Net Assets Available for Benefits

	December 31	
	2007	2006
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$ 742	$ 615
Contributions receivable:		
Employees	1	-
Total assets	743	615
Liabilities		
Administrative expenses payable	-	3
Net assets available for benefits	$ 743	$ 612

See accompanying notes to financial statements.

Lockheed Martin Corporation
Performance Sharing Plan for Puerto Rico Employees (075)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007
(In thousands)

Net assets available for benefits at beginning of year	$	**612**
Additions to net assets:		
Contributions:		
Employees		**72**
Lockheed Martin Corporation		**8**
Total Contributions		**80**
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		**51**
Total additions		**131**
Net assets available for benefits at end of year	$	**743**

See accompanying notes to financial statements.

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests daily during the year. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees of eligible business units of Lockheed Martin and its subsidiaries who are bona fide residents of Puerto Rico or perform work primarily within the Commonwealth of Puerto Rico.

2. Description of the Plan (continued)

Contributions

Effective May 1, 2007, eligible employees may enroll in the Plan on the date of hire. New hires are automatically enrolled in the Plan at a rate of 3% in before-tax contributions. The Plan allows employees to make before-tax contributions of up to 10% of the employee's base salary or a before-tax basis and 10% on an after-tax basis.

The Corporation generally provides a matching contribution from 0% to 6% of a participant's base salary, depending on the participant's business unit and/or the contract on which the participant works. Additionally, the Corporation may make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant works. The amount of this contribution is determined annually by the Corporation. Employer contributions are immediately 100% vested.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into a Self Managed Account. Effective October 1, 2007, participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund.

The plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Puerto Rico Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

2. Description of the Plan (continued)

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to $50,000 or 50% of their account balance (minus the highest outstanding loan balance from the past 12 months), whichever is less. The loans are secured by the balance in the participants' account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

3. Income Tax Status

The Plan has received a favorable determination letter dated August 6, 1996, from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirements under Section 165(a) of the Puerto Rico Income Tax Act of 1954. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Puerto Rico Income Tax Act of 1954. The Plan is intended to be qualified under Puerto Rico tax laws, but not U.S. tax laws and, accordingly, no determination letter will be requested from the U.S. Therefore, no provision has been made in the financial statements for income taxes.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2007 and 2006 was less than 1%. The Financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

5. Recent Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements" (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Plan's financial statements.

6. Subsequent Event

In June, 2008, the Asset Allocation Funds will be replaced by ten Target Date Funds that are designed for the plans that participate in the Master Trust. Target Date Funds allow investment managers to make the asset allocation decisions for participants, using a widely-diversified portfolio of assets. Each of the 10 funds targets a specific retirement date and the asset mix between stocks, bonds, and diversifiers within each fund gradually adjusts to a more conservative asset mix as the retirement date approaches. Each fund becomes more income-oriented over time, with an automatic adjustment that helps to preserve assets as participants approach and move into retirement.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2007	December 31, 2006
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash & cash equivalents	$ **915,934**	$ 753,867
Common stock—Lockheed Martin Corporation	**6,542,252**	6,053,701
Mutual funds	**4,450,010**	4,723,920
Corporate debt securities	**81,132**	56,281
Common stock—other	**1,037,101**	205,096
U.S. Government securities	**1,056**	1,124
Preferred stock	**730**	764
Partnership/Joint venture	**1,530**	1,151
Other assets	**27,375**	20,312
Total investments at quoted fair value	**13,057,120**	11,816,216
Investments at estimated fair value:		
Common/collective trusts	**9,439,581**	8,687,819
Guaranteed investment contract	**348,204**	328,935
Wrapper contract	**1,898**	1,757
Total investments at estimated fair value	**9,789,683**	9,018,511
Other assets:		
Dividends and interest receivable	**12,441**	10,323
Total assets	**22,859,244**	20,845,050
Liabilities		
Dividends payable	**1,495**	1,419
Administrative expenses payable	**5,629**	3,696
Accounts payable for securities purchased	**12,320**	902
Total liabilities	**19,444**	6,017
Net assets reflecting all investments at fair value	**22,839,800**	20,839,033
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(49,030)**	23,326
Net assets	$ **22,790,770**	$ 20,862,359

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2007
(In thousands)

Net assets at beginning of year	$ 20,862,359
Additions to net assets:	
Contributions:	
Employees	1,021,121
Lockheed Martin Corporation	313,637
Total contributions	1,334,758
Investment income:	
Dividends and interest	671,910
Net realized and unrealized gain	1,292,699
Total investment income	1,964,609
Total additions	3,299,367
Deductions from net assets:	
Distributions and withdrawals	1,397,948
Administrative expenses	17,592
Total deductions	1,415,540
Change in net assets	1,883,827
Net transfer from other trusts	44,584
Net assets at end of year	$ 22,790,770

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2007

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2007	2006
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.20%	89.35%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.24%	4.44%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.98%	2.95%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.72%	2.45%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.19%	0.20%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.49%	0.42%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.17%	0.18%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are the Asset Allocation Funds which are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option), the American Century Growth Fund and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, and the Vanguard Windsor Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

1. Accounting Policies (continued)

Each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self-Managed Account. Effective October 1, 2007, participants may make an unlimited number of transfers out of the Company Stock Fund or ESOP Fund.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Master Trust invests in a Stable Value Fund that contains a managed separate account guaranteed investment contract (GIC) and two common collective trusts, State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). These common collective trusts (CCTs) provide the plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for

1. Accounting Policies (continued)

liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

As described in FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Benefit Plans and Pension Plans (the "FSP"),* investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investments in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the income approach methodology. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrapper contract in the managed separate account purchased from MetLife credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to

1. Accounting Policies (continued)

the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2007 and 2006, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin common stock funds that are investment alternatives for the plans (the "Plans") that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. The Company stock fund will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the STIF portion of the Stable Value Fund. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Realized and Unrealized Gains (Losses)

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2007
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 853,553
Common stock—other	23,605
Other assets	210
Preferred stock	(127)
Corporate debt securities	(43)
Mutual funds	(69,568)
	807,630
Investments recorded at estimated fair value:	
Common collective trusts	485,069
Net realized and unrealized gain	$ 1,292,699

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain benefit responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participant's balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by Met Life. The MetLife contract has no specific maturity date.

The average yield earned under the MetLife contract for 2007 and 2006 was 5.74% and 4.75% respectively. The average yield credited to participants under the Metlife contract for 2007 and 2006 was 4.82% and 4.20%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2007			2006		
Type	Major Credit Rating	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			*(In thousands)*		
MetLife GIC -Bonds	AA/Aa2	$ 348,204	$ 1,898	$ 4,709	$ 328,935	$ 1,757	$ 7,972
SSGA - -CCT	N/A	$ 672,237	N/A	$ (35,581)	$ 616,027	N/A	$ 16,851
INVESCO -CCT	N/A	$ 1,101,373	N/A	$ (18,158)	$ 1,027,744	N/A	$ (1,498)

The terms of the contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust of the portfolio in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where if the participants employed by that unit represents more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit a Plan's ability to transact at contract value with participants is probable.

4. Parties-in-Interest Transactions

The Plans and Master Trust hold certain investments that are sponsored by the Trustee or the Plan Sponsor. These transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exists.

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust Investments. Northern Trust Investments is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest.

The Corporation is the employer of the participants covered by the Plans and participants who have invested in a Lockheed Martin common stock fund may also be employees who have invested in the Stable Value Fund. Advances from the Corporation or the Stable Value Fund would be considered party-in-interest transactions.

5. Recent Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements" (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Master Trust's financial statements.

6. Subsequent Event

In June, 2008, the Asset Allocation Funds will be replaced by ten Target Date Funds that are designed for the plans that participate in the Master Trust. Target Date Funds allow investment managers to make the asset allocation decisions for participants, using a widely-diversified portfolio of assets. Each of the 10 funds targets a specific retirement date and the asset mix between stocks, bonds, and diversifiers within each fund gradually adjusts to a more conservative asset mix as the retirement date approaches. Each fund becomes more income-oriented over time, with an automatic adjustment that helps to preserve assets as participants approach and move into retirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees, by Lockheed Martin Corporation as Plan Administrator

Date June 20, 2008

by: John B. Dierkes

John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963 and 033-58075 on Form S-8 pertaining to Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees of our report dated June 20, 2008, with respect to the financial statements of the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Mitchell & Titus, LLP

Washington, DC
June 20, 2008

END